UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69014

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/2025_   AND ENDING _12/31/2025_
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Joseph Stone Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

585 Stewart Ave, Suite L60C
                            (No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman Hymowitz LLP
                            (Name – if individual, state last, first, and middle name)

595 Stewart Ave	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003	473
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

FOR PUBLIC

OATH OR AFFIRMATION

I, Damian Maggio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Joseph Stone Capital LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Ceo

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOR PUBLIC

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Jurat

Document Date: 04/20/2026

Number of Pages (including notarial certificate): 3

State of Florida

County of Broward

Sworn to (or affirmed) and subscribed before me by means of online notarization,

this 04/20/2026 by Damian Maggio.

Theresa Montgomery

Theresa Montgomery

___ Personally Known OR _✓_ Produced Identification

Type of Identification Produced DRIVER LICENSE

NOTARY PUBLIC • STATE OF FLORIDA •

THERESA MONTGOMERY
Notary Public - State of Florida
Commission # HH474028
Expires on February 2, 2028

Notarized remotely online using communication technology via Proof.

JOSEPH STONE CAPITAL, LLC

FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2025

JOSEPH STONE CAPITAL, LLC

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

FOR PUBLIC

TABLE OF CONTENTS

FOR PUBLIC

LIEBMAN HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 520
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
Joseph Stone Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Stone Capital LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Joseph Stone Capital LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Joseph Stone Capital LLC's management. Our responsibility is to express an opinion on Joseph Stone Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Joseph Stone Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Liebman Hymowitz LLP

Liebman Hymowitz, LLP

We have served as Joseph Stone Capital LLC's auditor since January 2019.

Garden City, New York

April 20, 2026

JOSEPH STONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	379,907
Receivables from Clearing Firm		158,450
Securities, at Fair Value		9,650
Prepaid Expenses		61,606
Commission Advances		282,168
Clearing Deposit		100,000
Loan Receivable - Related Parties		11,484
Right of Use Asset - Operating Lease		521,235
Security Deposit		26,850
Total Assets	$	1,551,350

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Operating Lease Liabilities	$	568,000
Commissions Payable		209,760
Accounts Payable and Accrued Expenses		123,769
Settlement Payable		15,000
Total Liabilities		916,529
Member's Capital		634,821
Total Liabilities and Member's Capital	$	1,551,350

See Accompanying Notes to Financial Statement

4

Note 1 - Nature of Business

Joseph Stone Capital, LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in retail sales conducted on a fully disclosed agency basis, including broker retailing corporate equity securities over the counter, mutual funds retailer, options broker, private placement of securities, U.S. government securities broker, broker retailing corporate debt securities, broker selling REITs, broker selling variable annuities, municipal securities broker and Firm Commitment Underwriting. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii), clearing all transactions on a fully disclosed basis through its clearing firm. The Company does not hold customer funds or safe keep customer securities.

Note 2 - Summary of Significant Accounting Policies

(A) *Basis of Accounting*

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

(B) Revenue Recognition:

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Brokerage Commissions

Commission revenue are recorded using the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Private Placement and Consulting fees

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2 - Summary of Significant Accounting Policies (continued)

Private Placement and Consulting fees (continued)

The Company provides private placement and consulting services related to capital raising activities and acquisitions transactions. Revenue for consulting arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

As part of a private placement agreement, the Company shares a portion of the profit participation of a fund as a result of investors introduced and which invested into that investment fund. The Company recognizes these private placement fees upon receipt.

Underwriting fees

The Company earns underwriting fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues.

Other Income

The Company recorded other income of $390,893 for the year ended December 31, 2025. This amount included $61,425 of trade handling fees, $63,558 of annual fee which the Company charges its clients per account, to cover administrative costs associated with these clients' trading accounts. Also included in other income were $263,550 of net trading gain and $2,360 of miscellaneous income.

(C) Securities Owned:

On December 31, 2025, securities owned consisted of equity investments and warrants, which are firm securities investments. The securities owned are valued at fair value. For the year ended December 31, 2025, the Company recorded a net unrealized loss of $5,200, which represents the decrease in fair value of the securities held from December 31, 2024 to December 31, 2025.

(D) Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Income Taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

(E) Income Taxes (continued):

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with ASC Topic 740 Income Taxes. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to and including 2022.

(F) Concentration of Credit Risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not, handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. At December 31, 2025, there was $129,907 of cash on deposit exceeding the federally insured limits of $250,000.

(G) Segment Information:

Effective January 1, 2024, the Company complies with the provisions of Accounting Standards Update 2023-07 Segment Reporting (ASC Topic 280) Improvements to Reportable Segment Disclosures ("'ASC Topic 280"'), that became effective for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC Topic 280 are provided in Note 9 - Segment information.

(H) New Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. There were no new accounting standards issued and not yet adopted that could have a material impact in the Company's financial position, operating results or financial statement disclosures.

Note 3 - Related Parties:

The Company occupies space at an affiliate's office on a month-to-month basis. Rent expense due to the affiliate for the year ended December 31, 2025 was $27,336.

In addition, the Company paid certain expenses on behalf of its related parties from time to time. At December 31, 2025, the Company had a receivable of $9,112 from these related parties.

Private Placement Fees revenue of $254,662 are earned from entities related to the Company through common ownership.

JOSEPH STONE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

Note 4 – Fair Value

The Company values all investments at fair value in accordance to ASC Topic 820 Fair Value Measurement. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1– Valuations based on quoted prices in active markets for identical investments.

Level 2- Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3- Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

	Fair Value Measurements December 31, 2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Equity Investment	$ 9,450	$ 9,450	-	$ -
Warrants	200	-	-	200
Total	$ 9,650	$ 9,450	$ -	$ 200

The beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2025 was $200.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Management's assessment of the significance of a input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Note 5 – Clearing Deposit and Receivables from Clearing Firm

The Company clears all proprietary and customer transactions through its clearing broker on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

Amounts due from the Company's clearing broker consist of commissions receivable and funds on deposit in various accounts.

The Company's Clearing Deposit and Receivables from Clearing Firm at December 31, 2025 was $258,450, which consist of commissions receivable of $74,527, funds on deposit of $83,923 and clearing deposit of $100,000.

Note 6 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2025, the Company had net capital of $251,095 which exceeded its requirement of $100,000 by $151,095. The Company had a ratio of aggregate indebtedness to net capital of 1.57 to 1 at December 31, 2025.

Note 7– Commitments and Contingencies

During 2022, the Company entered into a new lease agreement for office space. In accordance with ASC Topic 842 Leases ("ASC Topic 842"), the Company recognized a right of use asset ("ROU asset") and a corresponding lease liability based on the present value of then existing operating lease obligation of $1,170,863 on the Company's Statement of Financial Condition. As of December 31, 2025, operating lease ROU assets were $521,235 and operating lease liabilities were $568,000.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As the Company's lease does not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU asset measurement was calculated using the fixed scheduled rent payments, which included five months of free rent and annual increase specified in the lease agreement, up to the maturity date of July 2029, without an option to extend.

The Company also had a separate lease agreement for another office space, with its lease term on a month-to-month basis. The Company made an election to apply the short-term lease exception to leases with a term of one year or less. Therefore, the Company did not record a ROU asset and lease liability for this short-term lease.

Note 7– Commitments and Contingencies (continued)

Other Information

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2025:

Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$140,335
Weighted-average remaining lease term (year)	3.6
Weighted-average discount rate	5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the Statement of Financial Condition as of December 31, 2025:

Years Ending December 31:

2026	$ 140,779
2027	169,806
2028	173,434
2029	101,594
	585,613
Less: Interest	(17,613)
	$ 568,000

Note 8 – Contingent Liabilities

In addition, the Company is involved in various arbitrations arising in the normal course of business. The Company intends to vigorously defend the arbitrations. At December 31, 2025, the Company accrued $15,000 on the statement of financial condition as a general accrual.

Note 9 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements, commissions from locating and negotiating the acquisition of securities on behalf of investors of funds, and providing referrals. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 10 – Subordinated Loans Payable

During June 2025, the Company entered into three Short-Term Subordinated Loan ("Short Sub Loans") agreements for a total of $4,600,000, with interest rate of 12.0% per annum and a maturity date of 45 days. The three Short Sub Loans also included a servicing fee of $230,000. For the three Short Sub Loans, the amount of servicing fee and interest expense cannot exceed $230,000. FINRA approved the three Short Sub Loans on June 16, 2025.

The three Short Sub Loans were repaid in full on August 4, 2025. The Company also paid a total of $230,000 of interest expense and servicing fee in relations to the three Short Sub Loans.

During October 2025, the Company entered into two additional Short-Term Subordinated Loan ("Additional Short Sub Loans") agreements for a total of $4,450,000, with interest rate of 12.0% per annum and a maturity date of 45 days. The two Additional Short Sub Loans also included a servicing fee of $178,000. For the two Additional Short Sub Loans, the total amount of servicing fee and interest expense cannot exceed $178,000. FINRA approved the two Additional Short Sub Loans on October 7, 2025.

The two Additional Short Sub Loans were repaid in full on October 29, 2025. The Company also paid a total of $178,000 of interest expense and servicing fee in relations to the two Additional Short Sub Loans.

Note 11 – Subsequent Events

Management has evaluated subsequent events through April 20, 2026, the date the financial statements were available to be issued.

On February 3, 2026, the Company entered into a settlement agreement regarding a lawsuit. Because this event and the condition giving rise to the claim occurred after December 31, 2025, no adjustment has been made to the 2025 financial statements. The settlement requires a payment of $24,999, which will be recorded in the first quarter of 2026.